BLUEFIRE RENEWABLES, INC.

31 Musick

irvine, ca 92618

January 27, 2015

VIA ELECTRONIC MAIL

Jay Ingram

Legal Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlueFire Renewables, Inc.
Registration Statement on Form S-1
Filed January 2, 2015
File No. 333-201356

Dear Mr. Ingram:

By letter dated January 23, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided BlueFire Renewables, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on January 2, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Selling Security Holder, page 15

1.	Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by Kodiak. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: Ryan Hodson, Managing Member of Kodiak, exercises voting or investment control with respect to share held by Kodiak. We have revised our disclosure accordingly.

2.	If all sales offered in this prospectus are sold, Kodiak will not hold any equity in your company yet your disclosure on page 16 indicates that Kodiak will hold 18% of your company. Please clarify.

RESPONSE: We have revised our disclosure accordingly.

3.	We note the disclosure on page 16 that indicates that you would be required to issue additional shares if you don’t receive the $1.5 million from Kodiak. Please clarify the circumstances that would result in the registration of additional shares and provide an analysis addressing the impact this provision has on the determination that Kodiak is irrevocably bound to purchase the securities subject to the equity line agreement.

RESPONSE: We may need to issue additional shares if the market price for our common stock declines to a price where 50,000,000 shares would not cover the $1.5 million covered by the Equity Purchase Agreement. A full analysis of decreasing market prices for our common stock and the amount of shares issuable at such a price can be found in the risk factor titled “Assuming we utilize the maximum amount available under the equity line of credit, existing shareholders could experience substantial dilution upon the issuance of common stock” on page 14 of the Registration Statement and below:

Percent below Current market price	Price per share (1)	Number of shares issuable (2)	Shares outstanding (3)	Percent of outstanding shares (4)

10%	$0.030375	49,382,717	276,272,995	18%

25%	$0.025312	59,260,430	286,150,708	21%

50%	$0.016875	88,888,889	315,779,167	28%

75%	$0.008437	177,788,314	404,678,592	44%

(1)	Represents purchase prices equal to 75% of $0.045 and potential reductions thereof of 10%, 25%, 50% and 75%.

(2)	Represents the number of shares issuable if the entire $1,500,000 under the Equity Purchase Agreement were drawn down at the indicated purchase prices. Our Articles of Incorporation currently authorizes 500,000,000 shares of common stock.

(3)	Based on 226,890,278 shares of common stock outstanding at December 30, 2014. Our Articles of Incorporation currently authorizes 500,000,000 shares of common stock. We may in the future need to amend our Articles of Incorporation in order to increase our authorized shares of common stock.

(4)	Percentage of the total outstanding shares of common stock after the issuance of the shares indicated, without considering any contractual restriction on the number of shares the selling shareholder may own at any point in time or other restrictions on the number of shares we may issue.

Plan of Distribution, page 17

4.	Because Kodiak is an underwriter as that term is defined in the federal securities laws, please revise to remove all references in the prospectus that indicate that Kodiak “may be deemed” an underwriter or that Kodiak is not an underwriter.

RESPONSE: We have revised our disclosure accordingly.

5.	On pages 17 and 18 you refer to transfers of your securities by Kodiak to secured creditors or other third parties who may sell to the public in reliance on this registration statement, but also state on page 18 that “[n]either the Equity Purchase Agreement nor any rights of the parties under [it] may be assigned or delegated to any other person.” Please clarify which provision of the Equity Purchase Agreement allows the transfer by Kodiak of the put securities, and whether security interests may be granted or transfers arranged prior to a put notice. Please also note that the resale registration statement for an equity line transaction must state all selling shareholders in the initial filing.

RESPONSE: We have revised our disclosure accordingly and removed the paragraph on pages 17 and 18 that refers to the ability of Kodiak to transfer the securities to secured creditors or other third parties to accurately reflect Section 10.3 of the Equity Purchase Agreement.

Executive Compensation, page 41

6.	Please note that Item 402 of Regulation S-K requires disclosure of information relating to executive compensation for the last three completed fiscal years. As you filed this Form S-1 on January 2, 2015, executive compensation information for the fiscal year ended December 31, 2014 is required. Please revise.

RESPONSE: We have revised our disclosure accordingly.

Undertakings, page 52

7.	Please remove the undertaking from Item 512(a)(6) of Regulation S-K, as it is unnecessary in an offering for the resale of securities.

RESPONSE: We have revised our disclosure accordingly.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Arnold Klann
Arnold Klann
Chief Executive Officer
BlueFire Renewables